FIRST AMENDMENT
TO 2006 PREFERRED SHARES RIGHTS AGREEMENT

June 19, 2013
This First Amendment to 2006 Preferred Shares Rights Agreement (this “Amendment”) dated as of June 19, 2013, is entered into by and between Ligand Pharmaceuticals Incorporated, a Delaware corporation (the “Company”) and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), as Rights Agent (the “Rights Agent”). Capitalized terms used and not otherwise defined herein that are defined in this Amendment shall have the meanings given such terms in the Original Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Rights Agent entered into that certain 2006 Preferred Shares Rights Agreement dated as of October 13, 2006 (the “Rights Agreement”);

WHEREAS, BVF Partners L.P., together with its Affiliates and Associates (collectively “BVF”), and the Company have entered into a series of transactions (the “BVF Share Increase”), pursuant to the terms of that certain Amended Letter Agreement, dated as of June 19, 2013, by and between the Company and BVF (the “BVF Transaction Documents”);
WHEREAS, the Board of Directors of the Company has approved the BVF Transaction Documents and the BVF Share Increase; and
WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable to reflect the foregoing and certain other matters and the Company and the Rights Agent desire to evidence such amendment in writing.
NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this First Amendment, the parties hereby amend the Rights Agreement as follows:
1.    Section 1, subsection (a) of the Rights Agreement is hereby modified, amended and restated in its entirety as follows:
“(a)    “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person either (i) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% or more of the Common Shares of the Company then outstanding; PROVIDED,

HOWEVER, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an Acquiring Person. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person”, as defined pursuant to this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person”, as defined pursuant to this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, neither the Third Point Entities nor any Affiliates or Associates of Third Point Entities, including, without limitation, the Third Point Designees, shall be deemed to be an Acquiring Person by virtue of the beneficial ownership by Third Point Entities or such Affiliates or Associates on or after December 8, 2005 of outstanding Common Shares acquired solely as a result of the Third Point Designees' service as members of the Company's Board of Directors, including without limitation the Initial Option Grants. Notwithstanding anything in this Agreement to the contrary, neither BVF Partners L.P. nor any Affiliates or Associates of BVF Partners L.P., including, without limitation, Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., BVF Inc., and Mark Lampert (collectively “BVF”) shall be deemed to be an Acquiring Person by virtue of the beneficial ownership by BVF on or after June 19, 2013 of outstanding Common Shares permitted to be acquired in that certain amendment to that certain letter agreement between BVF and the Company, dated June 19, 2013, pursuant to which BVF is permitted to beneficially own up to 24.99% of the Common Shares then outstanding of the Company.”
2.    The Rights Agent’s contact information in Section 26 is hereby modified, amended and restated in its entirety as follows:

“Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, New Jersey, 07310”

3.     The Rights Agreement is hereby amended to add the following new Section 35:

“Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

4.     This First Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

5.    This First Amendment may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all such counterparts shall together constitute one and the same document. A signature to this First Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.
6.    If any term, provision, covenant or restriction of this First Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this First Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
7.    This First Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date first written above.
LIGAND PHARMACEUTICALS INCORPORATED

By: /s/ Charles C. Berkman
Name:    Charles C. Berkman
    Title:    Vice President, General Counsel and             Secretary

COMPUTERSHARE SHAREOWNER SERVICES LLC

By: /s/ Dennis V. Moccia
Name: Dennis V. Moccia
    Title: Manager, Contract Administration